HOME PROPERTIES
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2010

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Home Properties, Inc. 401(k)
Administrative Committee and Participants
of the Home Properties Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Home Properties Retirement Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Home Properties Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,

Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 27, 2011

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STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

ASSETS	2010	2009
Investments at Fair Value		
Money Market Fund	$ **43,675**	$ 87,037
Common Stock	**3,977,734**	3,786,075
Mutual Funds	**19,608,572**	15,376,440
Common/Collective Trust	**4,815,092**	4,066,475
Total Investments at Fair Value	**28,445,073**	23,316,027
Cash	**31,825**	-
Receivables		
Employer Contributions Receivable	**28,848**	29,149
Participants' Contributions Receivable	**70,519**	68,835
Notes Receivable from Participants	**757,853**	756,375
Total Receivables	**857,220**	854,359
Total Assets	**29,334,118**	24,170,386
LIABILITIES		
Excess Contributions Payable	**104,924**	124,675
Net Assets Available for Benefits at Fair Value	**29,229,194**	24,045,711
Adjustment from Fair Value to Contract Value for Interest in a Common/Collective Trust Relating to Fully Benefit-Responsive Investment Contracts	**(159,368)**	(107,894)
Net Assets Available for Benefits	**$ 29,069,826**	$ 23,937,817

See Notes to Financial Statements.

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STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

Additions to Net Assets Attributed to:	
Investment Income	
Interest and Dividend Income	$ 672,088
Interest Income on Notes Receivable from Participants	43,596
Net Appreciation of Investments	2,689,738
Total Investment Income	3,405,422
Contributions	
Employer	961,455
Participants	2,183,897
Rollover	189,113
Total Contributions	3,334,465
Total Additions	6,739,887
Deductions from Net Assets Attributed to:	
Administrative Expenses	11,538
Benefits Paid to Participants	1,596,340
Total Deductions	1,607,878
Net Increase	5,132,009
Net Assets Available for Benefits - Beginning	23,937,817
Net Assets Available for Benefits - Ending	**$ 29,069,826**

See Notes to Financial Statements.

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NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Note 1   **Description of Plan**

The following description of the Home Properties Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Home Properties, Inc. (the "Company") who have attained age 21.   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

First Niagara Bank acts as the Trustee and record keeper of the Plan. Fidelity Investments ("Fidelity") serves as the custodian.

Contributions

Each year, participants may contribute up to 50 percent of eligible pre-tax annual compensation subject to statutory limitations, as defined in the Plan. Certain "non-worked" pay types and bonuses are excluded from the Plan definition of compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes 75% of salary-reduction contributions up to a maximum of 3% of the participant's eligible compensation. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. Contributions are subject to certain limitations.

Participant Accounts

A separate account is maintained for each of the participants. Each participant's account is credited with: (1) the participant's contributions, (2) an allocation of the Company's matching contributions, and (3) an allocation of the Plan's net earnings or losses. Subtractions are made from the participant's account for a pro rata share of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Plan provides for vesting in the employer contribution account of 25% after one year, 50% after two years, 75% after three years, and 100% after four years of service.

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NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Note 1   **Description of Plan - Continued**

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus one percent (1%) in effect on the first day of the month in which the loan is made. Principal and interest is paid ratably through weekly or semi-monthly payroll deductions.

Payment of Benefits

The Plan provides for normal retirement benefits upon reaching age 65 and has provisions for early retirement, disability, death, hardship and termination benefits for those participants who are eligible to receive such benefits.

Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of his or her account.

Forfeitures

In accordance with the Plan, forfeitures of non-vested employer contributions are used to reduce future employer contributions, then to pay Plan expenses. At December 31, 2010 and 2009, forfeited non-vested accounts totaled $63,778 and $40,182, respectively. In 2010, employer contributions and administrative expenses were reduced by $35,988 and $2,399, respectively, from forfeited non-vested accounts.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan. Costs incurred for certain recordkeeping, independent investment advisors, legal counsel, and accounting are paid by the Company. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Excess Contributions Payable

The Plan failed the Actual Deferral Percentage discrimination test for 2010 and 2009. The Company elected to have highly compensated employees withdraw the excess contributions out of the Plan. These excess contributions totaled $104,924 and $124,675 for 2010 and 2009, respectively, and are included as a liability in the statements of net assets available for benefits and are netted against participant contributions in the statement of changes in net assets available for benefits.

Note 2 **Significant Accounting Policies**

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common/collective trust. The statements of net assets available for benefits present the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.

Risks and Uncertainties

The Plan invests in investment securities which are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

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NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Note 2   **Significant Accounting Policies - Continued**

Recently Adopted Accounting Standards

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06 which amends Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan's financial statements.

In September of 2010, the FASB issued a new standard which requires participant loans to be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan's financial statements.

Note 3   **Investment Valuation and Income Recognition**

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Plan follows the fair value measurement authoritative guidance required by GAAP for financial and nonfinancial assets and liabilities. This guidance defines fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the guidance are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Note 3   **Investment Valuation and Income Recognition - Continued**

Level 2 inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and,
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Money Market Funds: Valued at the Net Asset Value ("NAV") of shares held by the Plan at year end.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Common/Collective Trust: Valued at NAV based on the underlying assets of the trust. The fair value of the underlying assets is obtained from information provided by the investment advisor using the audited financial statements of the common/collective trust at the respective year end. There are no redemption restrictions on this investment.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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Note 3   **Investment Valuation and Income Recognition - Continued**

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31:

	Investments at Fair Value as of December 31, 2010		
	Level 1	**Level 2**	**Total**
Money Market Fund [a]	$ -	$ 43,675	$ 43,675
Common Stock	3,977,734	-	3,977,734
Mutual Funds			
Fixed Income	1,639,927	-	1,639,927
International Equity	1,220,995	-	1,220,995
U.S. Large - Cap	4,500,098	-	4,500,098
U.S. Mid - Cap	712,590	-	712,590
U.S. Small - Cap	2,887,058	-	2,887,058
Balanced	8,647,904	-	8,647,904
Total Mutual Funds	19,608,572	-	19,608,572
Common/Collective Trust [b]	-	4,815,092	4,815,092
Total	**$ 23,586,306**	**$ 4,858,767**	**$ 28,445,073**

	Investments at Fair Value as of December 31, 2009		
	Level 1	Level 2	Total
Money Market Fund [a]	$ -	$ 87,037	$ 87,037
Common Stock	3,786,075	-	3,786,075
Mutual Funds			
Fixed Income	1,243,265	-	1,243,265
International Equity	880,618	-	880,618
U.S. Large - Cap	3,449,158	-	3,449,158
U.S. Mid - Cap	395,074	-	395,074
U.S. Small - Cap	2,277,362	-	2,277,362
Balanced	7,130,963	-	7,130,963
Total Mutual Funds	15,376,440	-	15,376,440
Common/Collective Trust [b]	-	4,066,475	4,066,475
Total	$ 19,162,515	$ 4,153,512	$ 23,316,027

(a) This fund seeks high current income consistent with the preservation of capital and liquidity. This account primarily invests in U.S. dollar denominated money market securities of domestic and foreign issuers and repurchase agreements of which 25% of total assets are invested in the financial service industries.

(b) The fund seeks stability of principal and high current income. The fund invests primarily in stable value products, including guaranteed investment contracts ("GICs") and synthetic GICs issued by major insurance companies and money market instruments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

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NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Note 4   **Investments**

The fair values of individual investments that represent more than five percent of the Plan's net assets are summarized below:

	December 31,	
	2010	**2009**
Federated Capital Preservation Fund	$ **4,815,092**	$ 4,066,475
Vanguard Lifestrategy Moderate Growth Fund	**4,206,754**	3,492,349
Home Properties, Inc. Common Stock	**3,977,734**	3,786,075
Vanguard Index Trust S&P 500 Portfolio	**3,452,645**	2,785,370
Vanguard Lifestrategy Growth Portfolio	**2,397,676**	1,932,105
Vanguard Small Capital Index Fund	**1,958,190**	1,595,592
Vanguard Lifestrategy Conservative Growth Fund	**1,794,819**	1,568,213
Vanguard Total Bond Market Index Fund	**1,498,475**	1,231,396

During 2010, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

Home Properties, Inc. Common Stock	$ 568,634
Mutual Funds	2,121,104
	$ 2,689,738

Note 5   **Party-In-Interest Transactions**

The Plan holds shares of common stock of Home Properties, Inc., the Plan sponsor; therefore, transactions involving this investment qualify as party-in-interest transactions. The Plan also holds shares of a money market fund that is managed by Fidelity. Fidelity is the custodian of the Plan and, therefore, transactions involving this investment qualify as party-in-interest transactions. Reliance Trust Company is the paying agent for the Plan. Cash held by Reliance Trust for pending transactions qualify as party-in-interest transactions. Notes receivable from participants are also party-in-interest transactions.

The Plan held 71,684 shares in the Company stock at December 31, 2010 with a fair value of $3,977,734. At December 31, 2009, the Plan held 79,356 shares in the Company stock with a fair value of $3,786,075. During 2010, the participants in the Plan purchased shares in the amount of $261,625, sold shares in the amount of $638,600, and had net appreciation in the amount of $568,634.

Note 6   **Plan Termination**

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and all of the Plan assets would be distributed to participants.

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NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Note 7   **Tax Status**

The Plan has adopted a prototype plan document. The prototype plan has received an opinion letter from the Internal Revenue Service, dated November 19, 2001, as to the prototype plan's qualified status. The Plan has been amended and restated since receiving the determination letter. In February 2011, the Plan Administrator applied for a new determination letter and has not yet received a response from the IRS. However, the Company and Plan Administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note 8   **Reconciliation of Financial Statements to Form 5500**

The following is a reconciliation from the financial statements to the Form 5500 at December 31:

	2010	**2009**
Net Assets Available for Benefits Per Financial Statements	$ **29,069,826**	$ 23,937,817
Adjustment from Contract Value to Fair Value for Interest in a Common/Collective Trust Relating to Fully Benefit-Responsive Investment Contracts	**159,368**	107,894
Net Assets Available for Benefits Per the Form 5500	**$ 29,229,194**	$ 24,045,711
Net Increase in Net Assets Available for Benefits Per Financial Statements	$ **5,132,009**	
Change in Adjustment from Contract Value to Fair Value for Interest in a Common/Collective Trust Relating to Fully Benefit-Responsive Investment Contracts	**51,474**	
Net Income Per the Form 5500	**$ 5,183,483**	

Note 9   **Prohibited Transactions**

By letter dated April 28, 2009, the United States Department of Labor ("DOL") initiated a review of the Plan's operations. As part of the DOL investigation, a review of participant contributions to the Plan from January 2006 through May 2010 was performed. The DOL informed the Company on July 15, 2010 that it had found it delinquent in remitting certain participants' contributions and loan repayments to the Plan within the required time frame as stated by the DOL. The DOL determines the required time frame based on the date on which such contributions or repayments can reasonably be separated from the Company's assets. The Company agreed to restore lost earnings as identified by the DOL and to make certain prospective changes to its remittance process.

The DOL considers late deposits to be prohibited transactions. Delinquent participant deferrals are subject to excise tax penalties. The Company filed Form 5330 and paid the applicable excise tax and restored the lost earnings to participants. The excise tax payments were paid from the Company's assets and not from assets of the Plan. Lost earnings identified by the DOL, which amounted to $15,055, were deposited into the Plan from Company assets in December 2010 and have been included in employer contributions on the statements of net assets available for benefits.

The DOL notified the Company on May 26, 2011 that since corrective action was taken, the DOL will take no further action with respect to the matter of the deposit of delinquent participant contributions to the Plan.

Note 10   **Subsequent Events**

On April 8, 2011, the Trustee and record keeper of the Plan, First Niagara Bank, sold its retirement plan administration and compliance service business to The Burke Group, LLC. In connection with that sale, The Burke Group, LLC became the record keeper for the Plan.

On May 9, 2011, First Niagara Bank notified the Company that they will resign as Trustee for the Plan effective as of July 11, 2011 or as of such earlier date as agreed by the Company. Reliance Trust Company was appointed as Trustee commencing July 1, 2011. Fidelity Investments continues to serve as the custodian.

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SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

	Current Value
Money Market Fund	
*Fidelity Cash Reserve Fund	$ 43,675
Common Stock	
*Home Properties, Inc.	3,977,734
Mutual Funds	
Vanguard Lifestrategy Moderate Growth Fund	4,206,754
Vanguard Index Trust S&P 500 Portfolio	3,452,645
Vanguard Lifestrategy Growth Portfolio	2,397,676
Vanguard Small Capital Index Fund	1,958,190
Vanguard Lifestrategy Conservative Growth Fund	1,794,819
Vanguard Total Bond Market Index Fund	1,498,475
Vanguard Total International Stock Index Fund	1,220,995
Dreyfus-Midcap Index Fund	712,590
Dimensional Advisor US Large Capital Value Portfolio	571,872
Vanguard Index Trust Small Capital Growth	491,791
Vanguard Growth Index Fund	475,581
Dimensional Advisor US Small Capital Value Portfolio	437,077
Vanguard Lifestrategy Income Portfolio	248,655
DFA Inflation Protected Securities	141,452
Total Interest in Mutual Funds	19,608,572
Common/Collective Trust	
Federated Capital Preservation Fund	4,815,092
*Participant Loans (Interest rates range from 4.25% to 9.25% and maturity dates from February, 2011 to January, 2016)	757,853
Total	**$ 29,202,926**

*Denotes Party-in-Interest.

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SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2010

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
	Contributions not Corrected	**Contributions Corrected Outside VFCP**	**Contributions Pending Correction in VFCP**	
$ 10,431,792	$ -	$ -	$ -	$ 10,431,792